The Mexico Fund, Inc.

January 18, 2012

As announced on December 6, 2011, The Mexico Fund, Inc. (the “Fund”) is paying on January 18, 2012 a distribution of $0.8207 per share to stockholders of record on December 29, 2011, consisting of (1) a distribution of $0.7920 per share pursuant to its Managed Distribution Plan (MDP) and (2) an additional distribution of $0.0287 per share paid by the Fund to meet applicable tax requirements under the U.S. Internal Revenue Code. Under the Fund’s MDP, the Fund pays quarterly distributions at an annual rate of 10% of the Fund’s net asset value per share (“NAV”) recorded on the last business day of the previous calendar year. This combined distribution is the last corresponding to the fiscal year 2011.

As a general matter, the amount of distributable income for each fiscal period depends on the aggregate gains and losses realized by the Fund during the entire year. Distributions may consist of net investment income, capital gains and return of capital, but the character of these distributions cannot be determined until after the end of the Fund’s fiscal year.

However, under the Investment Company Act of 1940, the Fund is required to indicate the source of each distribution to stockholders. The following table sets forth an estimate of the source of the January 18, 2012 distribution and of distributions paid in the current fiscal year:

Distribution Estimates	January 2012		Fiscal Year-to-date (YTD)[1]
Source	Per Share Amount	Percent of Current Distribution	Per Share Amount	Percent of Fiscal Year Distributions
Net Investment Income	$0.1284	15.65%	$0.1284	15.65%
Net Realized Short-Term Capital Gains	—	—	—	—
Net Realized Long-Term Capital Gains	$0.6923	84.35%	$0.6923	84.35%
Return of Capital (or other Capital Source)	—	—	—	—

Total Distribution	$0.8207	100.00%	$0.8207	100.00%

Information regarding the Fund’s performance and distribution rates is set forth below:

Average Annual Total Return for the 5-year period ended on December 31, 2011[2]		8.71%
Current Annualized Distribution Rate (current fiscal year)[3]		—
Current Fiscal Year Cumulative Total Return[4]	–	2.78%
Cumulative Distribution Rate (current fiscal year)[5]		—

[1]	The Fund’s current fiscal year began on November 1, 2011.

[2]

Average Annual Total Return represents the simple arithmetic average of the Annual NAV Total Returns of the Fund for the last five years. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

[3]

The Current Annualized Distribution Rate is the Cumulative Distribution Rate as of December 31, 2011, annualized as a percentage of the Fund’s NAV at the same date. This rate is zero because no distribution was paid between the beginning of the current fiscal year, November 1, 2011, and December 31, 2011.

[4]

The Current Fiscal Year Cumulative Total Return is the percentage change in the Fund’s NAV from November 1, 2011 through December 31, 2011, including distributions paid and assuming reinvestment of those distributions.

[5]

The Cumulative Distribution Rate for the Fund’s current fiscal period (November 1, 2011 through December 31, 2011) measured on the dollar value of distributions in the period as a percentage of the Fund’s NAV as of December 31, 2011. This rate is zero because no distribution was paid between the beginning of the current fiscal year, November 1, 2011, and December 31, 2011.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s MDP.

The amounts and sources of distributions reported above are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report the distribution for federal income tax purposes.